Roan Resources, Inc.

14701 Hertz Quail Springs Pkwy

Oklahoma City, OK 73134

April 18, 2019

Division of Corporation Finance Office of Natural Resources

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Roan Resources, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed on February 8, 2019

File No. 333-227953

Ladies and Gentlemen:

Set forth below are the responses of Roan Resources, Inc. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 21, 2019, with respect to Amendment No. 1 to Registration Statement on Form S-1, File No. 333-227953, filed with the Commission on February 8, 2019 (the “Registration Statement”). Concurrently with the submission of this letter, we are filing Amendment No. 2 to the Registration Statement on Form S-1 (“Amendment No. 2”) via EDGAR.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Registration Statement unless otherwise specified.

Form S-1/A filed February 8, 2019

Prospectus Summary

Our Company, page 1

1.

We note your response to comment 1 and we reissue the comment in part as we were unable to locate support for your claim that your operation of eight rigs in Oklahoma makes you “one of the most active operators in Oklahoma based on rig count.” Please provide further supplemental support for the assertion or revise.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly to remove this assertion. Please see pages 1, 51 and 74 of Amendment No. 2.

Securities and Exchange Commission

April 18, 2019

Risk Factors

Risks Related to Our Business

Legislation or regulatory initiatives intended to address seismic activity . . . ., page 36

2.

We note your response to comment 9 and reissue the comment in part. Please revise your disclosure in this risk factor to address the recent earthquake in Grady County and the Oklahoma Corporation Commission’s subsequent order to temporarily shut down your ongoing well completion in that area.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 36 of Amendment No. 2.

Description of Capital Stock

Forum Selection, page 129

3.

We note that your forum selection provision identifies the Court of Chancery in the State of Delaware as the exclusive forum for certain litigation, including “derivative actions.” Please disclose whether you intend for this provision to apply to actions arising under the Securities Act or Exchange Act. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision applies to claims arising under the Securities Act, please disclose that shareholders will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Specifically, we have revised our disclosure to (1) clarify that we intend for the forum selection clause to apply to the fullest extent permitted by applicable law to the types of actions and proceedings described in the forum selection clause, including—to the extent permitted by the federal securities laws—to lawsuits asserting both federal securities claims and the types of claims specified in the forum selection clause and (2) note that shareholders will not be deemed, by operation of the forum selection clause alone, to have waived claims arising under our compliance with the federal securities laws and the rules and regulations thereunder. Please see pages 130 and 131 of Amendment No. 2.

Securities and Exchange Commission

April 18, 2019

Roan Resources, Inc.

Notes to Pro Forma Condensed Combined Financial Statements (Unaudited)

Supplemental Pro Forma Combined Oil and Gas Reserve and Standardized Measure Information

(Unaudited)

Estimated Pro Forma Combined Quantities of Proved Reserves, pages F-5 - F-6

4.

The expanded disclosure provided in Amendment No. 1 in response to comment 20 does not appear to include an explanation of the reason(s) for the significant changes related to each line item other than production. Regarding the changes in the proved reserves for the Acquired Properties presented on page F-6, you disclose a significant increase in natural gas reserves and total proved reserves expressed as barrels of oil equivalent due to revisions in the previous estimates of such reserves without an accompanying explanation of the reason(s) for the change. Refer to FASB ASC 932-235-50-5 and revise your disclosure accordingly. This comment also applies to the disclosure for Roan Resources LLC presented on page F-34 regarding the changes due to the purchase of reserves for the period ending December 31, 2015 and the revisions of the previous estimates of reserves for the periods ending December 31, 2015 and 2016, respectively.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page F-37 of Amendment No. 2. This comment is no longer applicable to the pro forma financial statements or for the period ending December 31, 2015 as this information is no longer included in Amendment No. 2.

General

5.	Given the guidance in Rules 3-12(b) and 3-01(c) of Regulation S-X, it appears you will need to update your financial statements prior to the effectiveness of the registration statement.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement to include updated financial statements in accordance with the guidance in Rules 3-12(b) and 3-01(c) of Regulation S-X.

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Securities and Exchange Commission

April 18, 2019

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Alan Beck of Vinson & Elkins L.L.P. at (713) 758-3638.

Very truly yours,

ROAN RESOURCES, INC.

By:	/s/ David Edwards
Name:	David Edwards
Title:	Chief Financial Officer

Enclosures

cc:	D. Alan Beck, Vinson & Elkins L.L.P.

James R. Brown, Vinson & Elkins L.L.P.